METALLICA RESOURCES INC.
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.     Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2.     Date of Material Change

February 28, 2007

Item 3.     Press Release

The press release attached as Schedule "A" was released on CCN Matthews in Canada and on Market Wire in the United States on February 28, 2007 pursuant to section 75(1) of the Act.

Item 4.     Summary of Material Change

Metallica Resources Inc. announces that updated mineral reserves and economics for its 100% owned Cerro San Pedro ("CSP") heap-leach gold and silver project in Mexico. The updated mineral reserve estimate was calculated using prices of $475/oz for gold and $8.00/oz for silver, which approximate the historical three-year average. The 2007 reserve update is summarized as follows:

Tonnes Ore	Gold Grade	Silver Grade	Gold Eq Grade	Gold	Silver	Gold Eq	Waste:Ore
(000's)	(g/t)	(g/t)	(g/t)	(000's ozs)	(000's ozs)	(000's ozs)	Ratio
85,813	0.55	22.5	0.93	1,517	62,076	2,552	1.26:1
Silver to gold ratio for gold equivalents uses 60:1

Using the updated mineral reserve, the operating costs for a series of Life of Mine metal prices are as follows:

Gold/Silver ($/oz)	$550 / $9.17	$650 / $10.83	$680 / $13.00 (1)
Total cash cost/oz (net of silver)	$177	$140	$91
Total cash cost/oz gold equivalent	$281	$281	$281

1. Approximates current gold and silver prices

The project is currently estimated to have an average annual production of approximately 89,000 ounces of gold and 2.1 million ounces of silver over its currently estimated 10-year mining life, or approximately 125,000 gold-equivalent ounces annually, at a silver-to-gold ratio of 60:1.

Item 5.     Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6.     Reliance on subsection 7.1(2) or (3) National Instrument 51-102

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.     Omitted Information

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8.     Executive Officers

The following executive officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Dated as March 1, 2007

METALLICA RESOURCES INC.

By:	/s/ Richard J. Hall
Richard J. Hall
President and Chief Executive Officer

SCHEDULE A

Press Release No. 07-02

METALLICA RESOURCES INCREASES RESERVES AT CERRO SAN PEDRO PROJECT, MEXICO

Toronto, Ontario – February 28, 2007 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report updated mineral reserves and economics for its 100% owned Cerro San Pedro ("CSP") heap-leach gold and silver project in Mexico. The updated mineral reserve estimate was calculated using prices of $475/oz for gold and $8.00/oz for silver, which approximate the historical three-year average, and indicates a gold-equivalent reserve of approximately 2.6 million ounces, when using a silver-to-gold price ratio of 60:1. This is an approximate 25% increase over the gold-equivalent ounces reported in the 2006 proven and probable mineral reserves. The project is currently estimated to have an average annual production of approximately 89,000 ounces of gold and 2.1 million ounces of silver over its currently estimated 10-year mining life, or approximately 125,000 gold-equivalent ounces annually, at a silver-to-gold ratio of 60:1. At prices of $600/oz gold and $10/oz silver in 2007, $550/oz gold and $9.17/oz silver in 2008 and $500/oz gold and $8.33/oz silver thereafter, the total cash cost is approximately $193/oz of gold, net of silver credits. The total cash cost per ounce of gold figure improves dramatically at a current silver price of approximately $13/oz. The total cash cost on a gold equivalency basis is approximately $281/oz of gold and gold-equivalent silver.

The updated proven and probable mineral reserve estimate increases our previously reported proven and probable mineral reserve estimate by approximately 16 million tonnes and 500,000 gold-equivalent ounces. The reserves in 2006 were calculated at $400/oz for gold and $6.15/oz for silver and a silver-to-gold price ratio of 65:1. The 2007 reserve update is summarized as follows:

Tonnes Ore	Gold Grade	Silver Grade	Gold Eq Grade	Gold	Silver	Gold Eq	Waste:Ore
(000's)	(g/t)	(g/t)	(g/t)	(000's ozs)	(000's ozs)	(000's ozs)	Ratio
85,813	0.55	22.5	0.93	1,517	62,076	2,552	1.26:1
Silver to gold ratio for gold equivalents uses 60:1

This mineral reserve estimate is contained within a previously reported measured and indicated mineral resource estimate of 116 million tonnes of material grading 0.54 g/t gold and 20.2 g/t silver at a cut-off grade of 0.2 g/t gold. In addition, the mineral resources include 3 million tonnes of inferred mineral resources grading 0.44 g/t gold and 21.7 g/t silver at a cut-off grade of 0.2 g/t gold.

Using the same operating costs and Run of Mine ("ROM") metallurgical recovery parameters that were used for the mineral reserve estimate, a series of computerized pit limit sensitivities were conducted for a range of gold and silver prices for the CSP deposit. The results are as follows:

Gold/Silver	Tonnes	Gold	Silver	Gold Eq	Gold	Silver	Gold Eq
($/oz)	Ore	Grade	Grade	Grade	(000's ozs)	(000's ozs)	(000's ozs)
	(000's)	(g/t)	(g/t)	(g/t)
$500 / $8.33	90,508	0.55	22.8	0.93	1,600	66,346	2,706
$550 / $9.17	98,847	0.53	21.8	0.89	1,684	69,280	2,849
$600 / $10.00	105,818	0.51	21.3	0.87	1,735	72,465	2,943
Silver to gold ratio for gold equivalents uses 60:1

Using the updated mineral reserve, the operating costs for a series of Life of Mine metal prices are as follows:

Gold/Silver ($/oz)	$550 / $9.17	$650 / $10.83	$680 / $13.00 (1)
Total cash cost/oz (net of silver)	$177	$140	$91
Total cash cost/oz gold equivalent	$281	$281	$281

1. Approximates current gold and silver prices

Capital expenditures for the CSP project for 2007 are projected at approximately $9 million. This figure includes approximately $3.6 million for pre-stripping of waste and $5.5 million for the completion of Phase 1 of the heap leach pads and the processing plant. The completion of Phase 1 of the heap leach pads will give the project sufficient production capacity for the next four years. Commercial production is anticipated to commence in the third quarter of 2007 with total production for the year, including the pre-commercial production, projected to be approximately 40,000 ounces of gold and 950,000 ounces of silver.

The updated mineral reserve for the CSP project has been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). Acting as an independent third party for Metallica, the mineral reserve estimate was prepared by William L. Rose, PE, of WLR Consulting, Inc., Qualified Person, as the term is defined in Canadian Securities Administrators National Instrument 43-101. The technical and cost information that served as the basis for the mineral reserve estimate was prepared under the supervision of Donald E. Hulse, PE, General Manager of the CSP project and an employee of Metallica Resource's wholly owned Mexican subsidiary Minera San Xavier.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 92.2 million shares outstanding. As of December 31, 2006, it had approximately US$45 million in cash and cash equivalents with no debt. For further details on Metallica Resources, please visit the company's website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY'S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.